Form N-SAR for the First Investors Life Series Funds 12/31/07

Sub-Item 77C:

A special meeting of shareholders of the First Investors Life Series Special Bond Fund ("Fund"), a series of First Investors Life Series Funds ("Trust"), was held on October 29, 2007.

	The proposal was to approve a Plan of Reorganization and Termination, which provides for the reorganization of the Fund into the High Yield Fund, another series of the Trust. The proposal was approved with 1,233,483.852 shares voting for the adoption of the proposal and 105,596.012 shares voting against the adoption of the proposal.